CODE OF ETHICAL CONDUCT

At Steben & Company, we strive to conduct our business honestly and ethically. We constantly seek to improve the quality of our services, products and operations, and to create a reputation for honesty, fairness, respect, responsibility, integrity, trust and sound business judgment. Illegal or unethical conduct on the part of the Firm’s officers, directors, and employees (collectively, “SCI Personnel”), is not in the best interests of the Firm or its clients and customers. Accordingly, we are all expected to adhere to high standards of personal and professional integrity.

The following standards shall govern the activities, behavior and conduct of all SCI Personnel while engaged in Firm business:

1.	SCI Personnel must obey the all applicable laws, rules and regulations of the government of the United States and the various States, as well as the self-regulatory organizations by which Steben is regulated, or of which Steben is a member, including, but not limited to, the Securities and Exchange Commission (SEC), the Commodities Futures Trading Commission (CFTC), the Financial Industry Regulatory Authority (FINRA), and the National Futures Association (NFA).

2.	SCI Personnel must not permit their personal interests to conflict, or appear to conflict, with the interests of the Company, its clients or affiliates. SCI Personnel shall avoid using their Firm contacts to advance their private business or personal interests at the expense of the Firm, its clients or affiliates.

3.	Remuneration or other consideration, which is outside of SEC, CFTC, FINRA and NFA regulatory guidelines, may not be given to any person or organization in order to attract or influence business activity.

4.	SCI Personnel must take appropriate steps to ensure that personal financial information and other confidential information is strictly safeguarded and used or disseminated on a need-to-know basis.

5.	SCI Personnel must report all information accurately and honestly.

6.	SCI Personnel must avoid exaggerated or disparaging comparisons of the services and competence of the Firm’s competitors.

7.	SCI Personnel must report unethical, dishonest, fraudulent and illegal behavior, or violation of Firm policies and procedures, directly to management.

PERSONAL TRADING POLICIES

As a federally registered adviser, and pursuant to Sections 204A and 206 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), SCI maintains policies and procedures designed to ensure that SCI Personnel do not take advantage of their position or place their own interests above those of the Firm’s clients.

1.	Definitions: The terms listed below shall have the meanings hereby ascribed to them:

“Access Person” shall mean each SCI officer and each member of SCI’s board of directors, but only to the extent that the Firm’s Compliance Department has determined that such person has, as a result of performing his/her duties and responsibilities for the Firm, access to non-public information regarding Securities, or information on contemporaneous recommendations regarding Securities made to clients while they are non-public. A list of Access Persons will be maintained by SCI, and each such Person will be notified by SCI’s Compliance Department as to their Access Person status.

“Account” shall mean the advisory account of any client of SCI, including all managed futures funds sponsored or advised by SCI (herein, “Funds”).

“Beneficial ownership” as to a Security generally means the power to purchase or sell the Security and/or the power to exercise the voting rights (if any), appurtenant to that Security. You should consider yourself to be the beneficial owner of all Securities held or owned by your spouse, minor children or relatives who share the same house with you, an estate for your benefit and/or a trust as to which you are a trustee or you are the grantor and have the power to revoke the trust without the consent of the beneficiaries

“Restricted Trading List” shall mean the list of Securities maintained by SCI as to which certain trading limitations are applicable (as specified below).

“Covered Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing; provided, however, that the term “Covered Security” shall not include:

a.	Direct obligations of the U.S. government
b.	Bankers’ acceptances
c.	Bank certificates of deposit
d.	Commercial paper
e.	Repurchase agreements
f.	High quality, short-term debt instruments
g.	Shares issued by open-funds

2.	Holdings Reports; Quarterly Transaction Reports:

a.	All SCI Personnel who are Access Persons shall submit an Initial Holdings Report no later than 10 days after the Person becomes an Access Person, and shall submit updated Holdings Reports on an annual basis thereafter. The information contained therein must be current as of a date no more than 45 days prior to the date the person becomes an Access Person submits the Holdings Report.

b.	All SCI Personnel who are Access Persons must report on a quarterly basis all transactions in Securities as a result of which such Person has, or by virtue of such transaction acquires, Beneficial Ownership of said Security(s), no later than 30 days after the end of the calendar quarter.

c.	All SCI Personnel who are Access Persons must report on an annual basis the following information (which information must be current as of a date no more than 45 days before the report is submitted):

The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership; The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and The date that the report is submitted by the Access Person

d.	SCI Personnel who are Access Persons are not required to report transactions in Securities under the following circumstances and/or conditions:

(i)	Purchases or sales affected in any account over which the person does not have direct or indirect influence or control;
(ii)	A director of a Fund who is not an “interested person” of the Fund;
(iii)	Purchases that are part of an automatic dividend reinvestment plan; or

e.	Provided that the Access Person complies with the requirement, set forth in Section 3, below, to direct his or her broker to send duplicate statements to SCI’s Compliance Department, and provided further that said broker(s) complies with this direction, all SCI Personnel who are Access Persons are relieved of their obligation to file quarterly transaction reports pursuant to Section 2b, above.

3.	Duplicate Statements; Account Opening Procedures:

a.	All officers and directors of SCI, as well as all employees of SCI who are specifically required by SCI’s Compliance Department to do so, must authorize his/her broker(s) to transmit to SCI’s Compliance Department a duplicate copy of statements for all the person’s brokerage accounts, whether existing currently or established in the future. The duplicate statements should be addressed as follows:

Steben & Company, Inc.

Compliance Department/Personal and Confidential

9711 Washingtonian Blvd., Suite 400

Gaithersburg, MD 20878

b.	When any officer, director or employee of SCI opens a securities or futures brokerage account, or whenever a person with an existing brokerage account becomes associated with SCI, the person in question must notify the Compliance Department regarding said account(s). A letter will be sent to the broker-dealer involved, authorizing him or her to maintain the account, and requesting that duplicate statements be mailed to SCI’s Compliance Department.

c.	New information with respect to existing brokerage accounts maintained by SCI Personnel, including any changes, amendments or closures, must be promptly reported to SCI’s Compliance Department upon occurrence.

4.	Review and Monitoring:

a.	Personal trading by SCI Personnel involving Securities shall be monitored periodically by SCI’s Compliance Department.

b.	The personal trading activities of SCI’s Compliance Department personnel shall be monitored by SCI’s President (or his/her designee).

5.	Restricted Trading List:

a.	SCI shall place Securities issued by any company as to which the firm or its personnel have (or are likely to have), access to confidential information as a result of their SCI-related responsibilities that is (or is likely to be) material to the price or trading status of said company’s securities, or the SCI Restricted Trading List.

b.	For each Security (if any), on the firm’s Restricted Trading List, no SCI Personnel proposing to purchase or sell any such Security in which he or she has, or by reason of such transaction would acquire, Beneficial Ownership, may carry out said proposed transaction unless her or she has notified and received prior written approval for said transaction from SCI’s Compliance Department.

6.	IPOs; Private Placements:

All proposed purchases of Securities in IPOs or private placements by SCI Personnel who are determined to be, and are notified by the Compliance Department that they are, in fact, Access Persons, must receive prior written approval of SCI’s Compliance Department.

7.	Confidentiality:

a.	All trade confirmations, account statements and personal investment information shall be kept in confidence.

b.	Notwithstanding Section 7a, however, said materials will be made available for inspection by the Board of Directors of SCI and by any regulatory agency with jurisdiction over SCI.

8.	Recordkeeping:

SCI will maintain a record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of securities. SCI will keep the following records and make them available to the Commission upon request:

a.	A copy of each code of ethics for the organization that is in effect, or at any time within the past five years was in effect;
b.	A record of any violation of the code of ethics, and of any action taken as a result of the violation;
c.	A copy of each report made by an Access Person;
d.	A record of all persons, currently or within the past five years, who are or were required to make reports, or who are or were responsible for reviewing these reports; and

9.	Violations of the Code:

a.	SCI’s Chief Compliance Officer (or his/her designee), will report any violations to SCI’s Board of Directors.

b.	With respect to any violation of the Code determined to have occurred, SCI’s Chief Compliance Officer (or his/her designee), may take such preventive, remedial, or other action that he/she may deem appropriate.

c.	Sanctions may include termination of the employee, a fine, and/or disgorgement of any profits received from a transaction done in violation of the Code.

INSIDER TRADING POLICIES

SCI seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in SCI by investors is something we value and endeavor to protect.

It is the policy of SCI that company personnel may not trade securities, either personally or on behalf of others, while in possession of material, nonpublic information, nor may any employee communicate material, non-public information regarding securities (or an issuer of securities) to others in violation of the law or this Code.

SCI’s business does not involve the purchase, sale or recommendation to purchase or sell equity securities. SCI does not receive or otherwise obtain non-public or confidential information regarding equity securities or the issuers thereof, and the investment policies of SCI and the Funds do not contemplate the purchase or sale of equity securities by SCI and/or the Funds. Securities held by the Funds include those used for cash management purposes, such as short-term obligations of the U.S. government and investment grade short term debt securities. SCI has engaged independent investment management firms to manage the Funds’ assets not otherwise used to carry out their trading strategies.

Due to the nature of its business, therefore, there is currently no opportunity for SCI Personnel to obtain and utilize non-public information relating to securities as a result of their performance of their SCI responsibilities. Accordingly, SCI has determined that it does not need to place additional restrictions on personal securities trading by SCI Personnel to guard against the use (or misuse) of confidential, non-public information relating to securities by said Personnel.

If and to the extent that any SCI employee becomes aware of information that constitutes or may constitute material, non-public information regarding an issuer of publicly-traded securities, such Employee shall promptly report the receipt of such information to the Firm’s Chief Compliance Officer, and shall refrain from using (or disseminating) said information to for or on behalf of him- or herself or any other person, including any client of the Firm, until the Chief Compliance Officer determines that such information can be used without violation of any applicable law, regulation, privilege or prohibition. SCI shall restrict access to confidential information regarding the purchase or sale of securities for the Funds, if any, to those Firm employees who require such access in order to perform their Firm duties and responsibilities. SCI collects personal trading information for all SCI Personnel, and will review said information from time to time for evidence of unusual, suspicious or otherwise notable trading activity by said employees.

The determination regarding the possible creation, receipt and/or misuse of material, non-public information by SCI Personnel shall be reviewed annually.